UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dialogic Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number)

with a copy to:
Nick Jensen ApS Kbus 17 nr. 2101 Vedbaek Strandvej 321, DK-2950 Vedbaek, Denmark

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25250T100
1.	Names of Reporting Persons ApS Kbus 17 nr. 2101
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

(1)	Nick Jensen owns and controls ApS Kbus 17 nr. 2101.

CUSIP No. 25250T100
1.	Names of Reporting Persons Nick Jensen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Jensen owns and controls ApS Kbus 17 nr. 2101.

Explanatory Note

The reporting Person’s beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. Therefore, this amendment constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person and terminates the Reporting Person’s obligation to further amend the Schedule 13D.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D/A are ApS Kbus 17 nr. 2101, a Danish company (“ApS Kbus”), and Nick Jensen (together with ApS Kbus, the “Filing Persons”).

(b) The address of the principal place of business of ApS Kbus is Vedbaek Strandvej, DK-2950, Vedbaek, Denmark. The address of Mr. Jensen is Vedbaek Strandvej, DK-2950, Vedbaek Denmark.

(c) The principal business of ApS Kbus is the venture capital investment business.

(d) During the last five years, neither of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ApS Kbus was organized under the laws of Denmark. Mr. Jensen is a Danish citizen.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2013

APS KBUS 17 NR. 2101

By:	/s/ Nick Jensen
Name:	Nick Jensen
Title:	CEO
/s/ Nick Jensen
Nick Jensen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A. Acquisition Agreement by and between the Issuer and Dialogic Canada, dated as of May 12, 2010 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 001-33391), filed with the SEC on August 5, 2010).

B. Registration Rights Agreement among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 1, 2010 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33391), filed with the SEC on October 6, 2010).

C. Agreement regarding filing of joint Schedule 13D.

Exhibit C

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D/A (and any additional amendments thereto) relating to the Common Stock of Dialogic Inc. is filed on behalf of each of the undersigned.

Dated: July 31, 2013

APS KBUS 17 NR. 2101

By:	/s/ Nick Jensen	/s/ Nick Jensen
Name:	Nick Jensen	Nick Jensen
Title:	CEO